                                                                      EXHIBIT 12

                          HOECHST CELANESE CORPORATION

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                          (IN MILLIONS, EXCEPT RATIOS)

                                                     YEARS ENDED DECEMBER 31,
                                          ----------------------------------------
                                          1996     1995     1994     1993     1992
                                          -----    -----    -----    -----    -----
Earnings as defined in the Rules and
  Definitions specified in Regulation S-K,
 Section 229.503:
   Earnings (loss) from operations
     before income taxes (a) ..........   $ 523    $ 698    $(101)   $ 292    $ 310

   Add--
   Fixed charges as computed on
      bottom half of table ............     112      136      139      119      124
   Amortization of capitalized interest      13       13       11       14       13
   Affiliate dividends ................       4        4        8        2        9

   Deduct--
   Affiliate income ...................     (15)     (15)      (9)      (9)     (17)
   Majority-owned preferred stock
     dividend requirement .............      --       --       --       --       (1)
   Capitalized interest ...............     (16)     (17)     (15)     (20)     (13)
                                          -----    -----    -----    -----    -----

   Earnings as defined ................   $ 621    $ 819    $  33    $ 398    $ 425
                                          =====    =====    =====    =====    =====

Fixed charges as defined in the
 Rules and Definitions
  specified in Regulation
     S-K, Section 229.503:
  Interest and debt expense ...........   $  86    $ 107    $ 109    $  75    $  80
  Capitalized interest ................      16       17       15       20       13
  Interest factor of rentals (b) ......      10       10       13       24       22
  Interest on obligations under
    capital leases ....................      --       --       --       --        8
  Majority-owned preferred stock
          dividend requirement ........      --       --       --       --        1
  Discount or premium of indebtness
   (expensed or capitalized) ..........      --        2        2       --       --
                                          -----    -----    -----    -----    -----

  Fixed charges as defined ............   $ 112    $ 136    $ 139    $ 119    $ 124
                                          =====    =====    =====    =====    =====

Ratio of earnings to fixed charges ....     5.5      6.0      *        3.3      3.4
                                          =====    =====    =====    =====    =====


----------

* Calculation of the ratio results in an amount that is less than one. The amount of the earnings deficiency for the year ended December 31, 1994 was $186 which includes a special charge of $532 associated primarily with product liability reserves, restructuring costs, asset write-downs and compliance with environmental regulations. Excluding these charges, the Ratio of Earnings to Fixed Charges would have been 4.1.

(a) Excludes reduction for minority interests and cumulative effect of accounting change.


(b) Represents one-third of rent expense, which is deemed to be representative of the interest factor of operating leases.